Exhibit 4.12

THIS AGREEMENT is made as of the 1 day of February, 2012, effective the 1st day of February, 2012.

BETWEEN:

ALBERTA STAR DEVELOPMENT CORP., a company duly incorporated under the laws of the Province of Alberta, having an office at Suite 506 – 675 West Hasting Street, Vancouver, British Columbia V6B 1N2

(hereinafter referred to as the “Company”)

OF THE FIRST PART

AND:

Robert Hall, of Suite 908 – 221 Union Street, Vancouver, BC, V6A 0B4

(hereinafter referred to as the “Employee”)

OF THE SECOND PART

WHEREAS:

The Company is engaged in the business of acquiring, exploring and developing oil, gas and mineral properties;

The Employee will work for the Company on a full-time basis in the position of Vice President Corporate Development; and the parties have agreed to enter into this Agreement to record the basis on which the Employee will continue to work for the Company.

NOW THEREFORE in consideration of the premises and the mutual covenants and agreements hereinafter set forth and in consideration of the sum of One Dollar ($1.00) now paid by the Company to the Employee (the receipt and sufficiency of which are hereby acknowledged), the parties covenant and agree as follows:

1.	EMPLOYEE AND DUTIES

1.1

The Company hereby engages the Employee and the Employee hereby agrees to hold himself available to render and to render at the request of the Company, Corporate Development services for the Company and/or such affiliate or affiliates of the Company as the Company may from time to time require, to the best of his ability, upon the terms and conditions hereinafter set forth.

1.2	The Employee agrees to render, at the request of the Company, Corporate Development services to the Company including, without limitation:

(a)

Assist in keeping the general investment Community informed of the Company’s activities including brokerage firms, financial institutions, mining, oil & gas analysts, and Company shareholders both Canadian and American;

(b)	Handle all office phone inquiries and communicate and inform company shareholders by way of Internet, e-mail, fax, mail, other written and/or verbal means of Company corporate updates;

(c)	Be a contact person for broker inquiries and follow-up with the dissemination of corporate information and updates;

(d)	Build and maintain a database of investment professionals and private investors on behalf of the Company;

(e)	Maintaining the company website and ensuring that it complies with securities and exchange requirements;

(f)	Attend industry trade shows and financial seminars as requested by the Company; and

(g)	Performance of other related services on behalf of the Company;

2.	TERM

2.1	The term of this Agreement shall begin as of February 1, 2012, and shall continue until terminated in accordance with the terms of this Agreement (the “Term”).

3.	EXCLUSIVE SERVICE

3.1

Throughout the term, the Employee shall diligently and faithfully and, to the best of his abilities, perform all duties that may be required of his under this Agreement and shall devote a reasonable amount of working time, attention and energy to the business and affairs of the Company in order to comply with the terms of this Agreement and shall promote the interest and goodwill of the Company.

4.	CONFIDENTIAL INFORMATION

4.1

The Employee acknowledges that as a result of the employment, the Employee may acquire information about certain matters and things which are confidential to the Company, and that this information is the exclusive property of the Company. Such information includes, but is not limited to:

(a)	Related financial information;

(b)	Field management plans, policy and techniques;

(c)	Financial information related to the Company and the Company’s services and exploration projects;

(d)	Personnel information;

(e)	Other information that the Employee may acquire; and

(f)	Any other information which at law constitutes a trade secret of the Company or of Products or Programs represented by the Company.

4.2

The Employee acknowledges tat the information referred to in the above clause could be used to the detriment of the Company. Accordingly, the Employee undertakes to treat confidentially such information and agrees not to disclose same to any third party either during or after the Term, except as may be necessary in the proper discharge of his duties and except with the written permission of the representatives of the Company.

4.3

Upon termination of this Agreement, the Employee shall forthwith deliver to the Company, the information described in the above clause 4.1 and all documents of any nature whatsoever, including documents in electronic or digital format, papers, records, plans, materials, manuals and any copies thereof and other equipment or property of or relating to the affairs of the Company which are then in the Employee’s possession or control.

5.	REMUNERATION AND EXPENSES

5.1

As compensation for all services rendered by the Employee under this Agreement, during the Term, the Company shall pay to the Employee a gross aggregate annual salary of $80,000, equal to a monthly sum of $6,666.66, payable in bi-monthly instalments (the “Salary).

5.2	The Employee shall have deducted from his Salary the standard deductions made from time to time by the Company in respect of its staff. As of the date of this Agreement, those deductions include:

(a)	Canada Pension;

(b)	Unemployment Insurance; and

(c)	Income Tax.

5.3

The Company shall reimburse the Employee for all traveling, meals and entertainment and any other expenses actually and properly incurred by the Employee in the performance of his duties provided that such expenses are approved by an authorized officer or director of the Company and are supported by proper statements, invoices or vouchers which are provided to the Company within 30 days of the expense being incurred (“Expenses”);

5.4	The Employee will be eligible to receive dental and extended health benefits under a private health services plan.

6.	VACATION

6.1	The Employee shall be entitled to minimum annual paid vacation of two (2) weeks, such vacations to be taken at such time or times as mutually agreed between the Employee and the Company.

6.2	Annual vacation entitlement shall not be carried over to the following year without the written permission of the Company.

7.	TERMINATION

7.1	This Agreement may be terminated by the Employee upon 60 days' prior written notice;

7.2

In the event that there is a Change of Control as hereinafter defined, the Employee may elect to treat the Change of Control as a termination of employment without notice by the Company entitling the Employee to all payments set out in 7.3(e) below. Change of Control shall be deemed to have occurred on any of the following events (a “Change of Control”):

(a)	Sale by the Company of all, or substantially all of its assets;

(b)	A merger, amalgamation or other corporate reorganization resulting in a party acquiring beneficially 33% or more of the voting shares of the entity; or

(c)	The purchase or sale of 33% or more of the voting interest of the Company by any party.

7.3	The parties understand and agree that this Agreement may be terminated by the Company at any time in the following manner without further liability:

(a)	For cause, without notice;

(b)	In the event of any material breach of the provisions of this Agreement including the policies attached to it or conviction of the Employee of a criminal offence, without notice;

(c)

In the event of illness of the Employee which results in a continuous absence or unavailability to The Company of greater than six months, whether or not the Employee is at the time of such termination receiving benefits in respect of such illness, without notice;

(d)	In the event of the death of the Employee, then immediately and without notice; and

(e)	At the Company’s discretion at any time without cause by providing six months working notice or, in the alternative, without notice by paying the following:

(i)	Any accrued amounts earned by or otherwise owing to the Employee by the Company as of the date of Termination;

(ii)	The full amount of monthly salary multiplied by six months;

(iii)	The full amount of any Expenses incurred up to the effective date of Termination;

(iv)

An amount in lieu of the bonus for the calendar year in which the Termination occurs, determined by pro rating the amount which would have been payable as a Bonus for the calendar year in which the termination occurs as if the Termination had not occurred, over the portion of the calendar year to and including the date of Termination;

(v)	Any Options then outstanding shall be deemed to be extended and exercisable for 90 days following the Termination.

8.	NON-WAIVER

8.1

No waiver, express or implied, by either party of any default by the other party in the performance of its obligations hereunder shall be deemed or construed to be a waiver in respect of any other default of the same or any other obligation of such party. Failure of either party to complain of any act or omission of the other party, or to declare the other party in default shall not constitute a waiver by such party of any of its rights hereunder or of its right to subsequently declare a default.

9.	SEVERABILITY

9.1

If any covenant or agreement herein is determined to be void or unenforceable in whole or in part, it shall not be deemed to affect or impair the enforceability or validity of any other covenant or agreement in this Agreement, or any part thereof, and any such covenant or agreement may be severed from this Agreement without affecting the remainder of the Agreement.

10.	EMPLOYMENT POLICIES

10.1

It is understood that the Company maintains certain policies relating to the employment of the Employee and relating to other matters. These policies include, among others, policies as to sick payments and vacations, standards of employee conduct, standards of business practice, or others. It is agreed that the introduction, administration, amendment, and deletion of these policies is within the sole discretion of the Company and that the Employee shall comply with all such policies in force from time to time. It is agreed that if the Company introduces, amends or deletes such policies as conditions warrant, such introduction, amendment or deletion shall not constitute breach of this Agreement.

11.	GOVERNING LAW

11.1	This Agreement will be governed by and construed in accordance with the laws of British Columbia.

11.2

Any disputes between the parties regarding the interpretation, application or effect of this Agreement, or with respect to the termination of this Agreement, shall be referred to arbitration for final and binding determination pursuant to the commercial arbitration legislation of the province of British Columbia.

11.3	The arbitration shall take place in Vancouver, British Columbia.

11.4

Any action, claim or reference to arbitration by either Party must be initiated within six months of the basis for action having first arisen. Any claim not initiated within six months of the basis for action having first arisen shall be deemed to have been waived and withdrawn. Any liability on the part of one party to the other shall be limited to losses arising no more than six months prior to the action, claim or reference to arbitration being initiated.

12.	NOTICE

12.1	All notices, requests, demands and other communications hereunder shall be in writing and deemed to have been duly given if delivered by had as follows:

To the Company:

Alberta Star Development Corporation
Suite 506 - 675 West Hasting Street
Vancouver, BC V6B 1N2

To the Employee:

Robert Hall
Suite 908 – 221 Union Street
Vancouver, BC V6A 0B4

or to such other address as may be given in writing by the parties hereto and shall be deemed to have been received, if delivered, on the date of delivery, or if such date is not a business day, on the first business day following the date of delivery.

13.	HEADINGS

13.1

The headings to the sections in this Agreement have been inserted as a matter of convenience and for reference only and in no way define, limit or enlarge the scope or meaning of this Agreement or any provision thereof.

14.	SUCCESSORS

14.1	This Agreement shall not be assigned by the Employee and shall be binding upon the Employee’s heirs, executors, administrators, legal personal representatives, successors and permitted assigns.

14.2	This Agreement and the rights which accrue to the Company under this Agreement shall pass to its successors and assigns.

15.	AGREEMENT VOLUNTARY AND EQUITABLE

15.1

The Company and the Employee acknowledge and declare than in executing this Agreement, they are each relying wholly on their own judgment and knowledge and have not been influenced to any extent whatsoever by any representations or statements made by or on behalf of the other party regarding any matter dealt with herein or incidental hereto.

15.2

The Company and the Employee further acknowledge that they have carefully considered and understand the terms contained in this Agreement including, without limitation, the Employee’s rights upon termination and the restrictions on the Employee after termination, and acknowledge that the said terms, rights and restrictions upon termination are mutually fair and equitable, and that they have each executed this Agreement voluntarily and of theft own free will.

16.	TIME OF THE ESSENCE

16.1	Time shall be and remain of the essence in this Agreement.

IN WITNESS WHEREOF this Agreement has been executed by the parties hereto as of the day and year first above written.

SIGNED, SEALED AND DELIVERED by	)
Robert Hall in the presence of:	)
)
/s/ “Gordon Steblin”	)	/s/ “Robert Hall”
Witness	)	Robert Hall
506 – 675 West Hastings Street	)
Address	)
Vancouver, BC	)
)
Chief Financial Officer	)
Occupation	)

ALBERTA STAR DEVELOPMENT CORP.

Per:	/s/ “Tim Coupland”
Authorized Signatory